UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
January 26, 2011
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolutions from the Annual Shareholders’ Meeting
At the Annual Shareholders’ Meeting of Siemens AG on January 25, 2011, resolutions were passed on Items 3 — 14 of the Agenda. The exact wording of the resolutions is set out on the Notice of Annual Shareholders’ Meeting and the Addendum thereto, furnished under cover of Siemens AG’s Form 6-K dated December 7, 2010, and December 22, 2010, respectively. The following are the detailed voting results (percentages represent approximations):

		In % of
		the
		statutory
	Valid votes	capital					Agenda
Resolutions	cast*	stock	YES VOTES		NO VOTES		item
Agenda item 3 (Allocation of net income)	377,938,607	41.341%	377,640,879	99.921%	297,728	0.079%	approved

Agenda item 4 (Ratification of the acts of the Managing Board)	371,870,720	40.677%	368,566,474	99.111%	3,304,246	0.889%	approved

Agenda item 5 (Ratification of the acts of the Supervisory Board)	352,555,624	38.564%	349,142,413	99.032%	3,413,211	0.968%	approved

Agenda item 6 (Approval of the compensation system for Managing Board members)	369,183,673	40.383%	357,008,435	96.702%	12,175,238	3.298%	approved

Agenda item 7 (Appointment of independent auditors)	379,131,838	41.471%	378,132,813	99.736%	999,025	0.264%	approved

Agenda item 8 (Repurchase and use of Siemens shares)	379,689,394	41.532%	364,855,952	96.093%	14,833,442	3.907%	approved

		In % of
		the
		statutory
	Valid votes	capital					Agenda
Resolutions	cast*	stock	YES VOTES		NO VOTES		item
Agenda item 9 (Use of derivatives in connection with the repurchase of Siemens shares)	379,310,477	41.491%	365,521,469	96.365%	13,789,008	3.635%	approved

Agenda item 10 (Creation of an Authorized Capital 2011)	379,641,981	41.527%	379,009,599	99.833%	632,382	0.167%	approved

Agenda item 11 (Adjustment of Supervisory Board compensation)	367,997,038	40.253%	343,032,379	93.216%	24,964,659	6.784%	approved

Agenda item 12 (Profit-and-loss transfer agreement with a subsidiary)	377,508,561	41.294%	377,095,787	99.891%	412,774	0.109%	approved

Agenda item 13 (Issue of convertible bonds and/or warrant bonds and creation of a Conditional Capital 2011)	379,151,130	41.473%	350,786,330	92.519%	28,364,800	7.481%	approved

Agenda item 14 (Amendment to §2 of the Articles of Association of Siemens AG)	374,661,149	40.982%	10,127,031	2.703%	364,534,118	97.297%	rejected

*	Equals the number of shares for which valid votes have been cast

Dividend Announcement
(The following is an English translation of the original German-language publication appearing in the German Electronic Federal Gazette)
Siemens
Dividend announcement
WKN 723610 / ISIN DE0007236101
The Annual Shareholders’ Meeting on January 25, 2011, resolved that the net income in the amount of € 2,468,349,236.70 for the preceding fiscal year 2009/2010 shall be used to pay a dividend of € 2.70 on each no-par value share entitled to receive a dividend. The amount attributable to the treasury stock held by the Company on the date of the Annual Shareholders’ Meeting will be carried forward.
The dividend is payable beginning on January 26, 2011, generally after deduction of 25% withholding tax and a 5.5% solidarity surcharge on the withholding tax (totaling 26.375%) and, if applicable, church tax on the withholding tax. Payment of the dividend will be effected by the depository bank via Clearstream Banking AG.
The deduction of the withholding tax as well as the solidarity surcharge are not applicable to domestic shareholders who have submitted to their depositary bank either a so-called non-assessment certification (“Nichtveranlagungsbescheinigung”) or a so-called tax exemption form (“Freistellungsauftrag”) with sufficient exemption volume.
In the case of foreign shareholders, the withholding tax, including the solidarity surcharge, can be reduced via an application for refund, subject to the applicable double taxation treaty between the Federal Republic of Germany and the relevant country.
Berlin and Munich, January 2011
Siemens Aktiengesellschaft
The Managing Board

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: January 26, 2011	/s/ Dr. Andreas C. Hoffmann
	Name:	Dr. Andreas C. Hoffmann
	Title:	General Counsel Corporate & Finance

/s/ Dr. Christian A. Bleiweiss
	Name:	Dr. Christian A. Bleiweiss
	Title:	Senior Counsel, Head of Capital Markets (Legal Corporate & Finance)